UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Barracuda Networks, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

068323 104

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 068323 104	13G	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Francisco Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,389,021 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,389,021 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,389,021 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.5% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 50,864,290 shares outstanding as disclosed in Barracuda Network, Inc.’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2013 filed with the Securities and Exchange Commission (the “Commission”) on January 13, 2014.

CUSIP No. 068323 104	13G	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Francisco Partners Fund A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 36,385 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 36,385 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,385 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 50,864,290 shares outstanding as disclosed in Barracuda Network, Inc.’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2013 filed with the Commission on January 13, 2014.

CUSIP No. 068323 104	13G	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): FP Annual Fund Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,429 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,429 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,429 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 50,864,290 shares outstanding as disclosed in Barracuda Network, Inc.’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2013 filed with the Commission on January 13, 2014.

CUSIP No. 068323 104	13G	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Francisco Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,236,490 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,236,490 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,236,490 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 50,864,290 shares outstanding as disclosed in Barracuda Network, Inc.’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2013 filed with the Commission on January 13, 2014.

CUSIP No. 068323 104	13G	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Francisco Partners Parallel Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 58,492 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 58,492 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,492 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 50,864,290 shares outstanding as disclosed in Barracuda Network, Inc.’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2013 filed with the Commission on January 13, 2014.

CUSIP No. 068323 104	13G	Page 7 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Francisco Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,425,406 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,425,406 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,425,406 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.6% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 50,864,290 shares outstanding as disclosed in Barracuda Network, Inc.’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2013 filed with the Commission on January 13, 2014.

CUSIP No. 068323 104	13G	Page 8 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Francisco Partners Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,429 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,429 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,429 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 50,864,290 shares outstanding as disclosed in Barracuda Network, Inc.’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2013 filed with the Commission on January 13, 2014.

CUSIP No. 068323 104	13G	Page 9 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Francisco Partners GP III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,294,982 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,294,982 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,294,982 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 50,864,290 shares outstanding as disclosed in Barracuda Network, Inc.’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2013 filed with the Commission on January 13, 2014.

CUSIP No. 068323 104	13G	Page 10 of 18 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Francisco Partners GP III Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,294,982 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,294,982 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,294,982 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 50,864,290 shares outstanding as disclosed in Barracuda Network, Inc.’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2013 filed with the Commission on January 13, 2014.

CUSIP No. 068323 104	13G	Page 11 of 18 Pages

Item 1(a)	Name of Issuer:

Barracuda Networks, Inc. (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are at 3175 S. Winchester Boulevard, Campbell, California 95008.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act: Francisco Partners, L.P. (“FP I”), Francisco Partners Fund A, L.P. (“FPFA”), FP Annual Fund Investors, LLC (“FPAFI”), Francisco Partners III, L.P. (“FP III”), Francisco Partners Parallel Fund III, L.P. (“FPPF III”), Francisco Partners GP, LLC (“FP GP LLC”), Francisco Partners Management, LP (“FPM LP”), Francisco Partners GP III, L.P. (“FP GP III LP”), and Francisco Partners GP III Management, LLC (“FP GP III Mgmt”) (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 12, 2014, a copy of which is attached as Exhibit A to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Francisco Partners, One Letterman Drive, Building C—Suite 410, San Francisco, California 94129.

Item 2(c)	Citizenship:

FP I, FPFA, FP III, FPPF III, FPM LP and FP GP III LP are limited partnerships organized under the laws of the State of Delaware. FPAFI, FP GP LLC and FP GP III Mgmt are limited liability companies organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e)	CUSIP Number:

068323 104

CUSIP No. 068323 104	13G	Page 12 of 18 Pages

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)	In the aggregate, the Reporting Persons beneficially own 12,725,817 shares of Common Stock, by virtue of the 7,389,021 shares of Common Stock directly held by FP I, the 36,385 shares of Common Stock directly held by FPFA, the 5,429 shares of Common Stock directly held by FPAFI, the 5,236,490 shares of Common Stock held by FP III and the 58,492 shares of Common Stock held by FPPF III.

FP GP LLC is the general partner of FP I and FPFA. FPM LP is the manager of FPAFI. FP GP III LP is the general partner of FP III and FPPF III, and FP GP III Mgmt is the general partner of FP GP III LP. The managers of FP GP LLC have the power, acting by majority vote, to vote or dispose of the shares held directly by FP I and FPFA, the managers of FP GP III Mgmt have the power, acting by majority vote, to vote or dispose of the shares held directly by FP III and FPPF

CUSIP No. 068323 104	13G	Page 13 of 18 Pages

III, and the partners of FPM LP have the power, acting by majority vote, to vote or dispose of the shares held directly by FPAFI. As a result of these relationships, each of FP GP LLC, FP GP III LP, FP GP III Mgmt and FPM LP has shared voting and dispositive power with respect to the shares of Common Stock directly held by FP I, FPFA, FPAFI, FP III and FPPF III.

(b)	In the aggregate, the Reporting Persons beneficially own 12,725,817 shares of Common Stock, or 25.0% of the total number of shares of Common Stock outstanding, by virtue of the 7,389,021 shares of Common Stock directly held by FP I, the 36,385 shares of Common Stock directly held by FPFA, the 5,429 shares of Common Stock directly held by FPAFI, the 5,236,490 shares of Common Stock held by FP III and the 58,492 shares of Common Stock held by FPPF III.

All percentages calculated in this Schedule 13G are based upon an aggregate of 50,864,290 shares of Common Stock outstanding as of December 31, 2013 as disclosed in Barracuda Network, Inc.’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2013 filed with the Commission on January 13, 2014.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii)	shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

See responses to items 4(a) and 4(b) above.

CUSIP No. 068323 104	13G	Page 14 of 18 Pages

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

The Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2014

FRANCISCO PARTNERS, L.P.

By:	Francisco Partners GP, LLC
Its:	General Partner

By:	/s/ David R. Golob
Name:	David R. Golob
Its:	Manager

FRANCISCO PARTNERS FUND A, L.P.

By:	Francisco Partners GP, LLC
Its:	General Partner

By:	/s/ David R. Golob
Name:	David R. Golob
Its:	Manager

FP ANNUAL FUND INVESTORS, LLC

By:	Francisco Partners Management, LP
Its:	Manager

By:	/s/ David R. Golob
Name:	David R. Golob
Its:	Partner

FRANCISCO PARTNERS III, L.P.

By:	Francisco Partners GP III, L.P.
Its:	General Partner

By:	Francisco Partners GP III Management, LLC
Its:	General Partner

By:	/s/ David R. Golob
Name:	David R. Golob
Its:	Manager

FRANCISCO PARTNERS PARALLEL FUND III, L.P.

By:	Francisco Partners GP III, L.P.
Its:	General Partner

By:	Francisco Partners GP III Management, LLC
Its:	General Partner

By:	/s/ David R. Golob
Name:	David R. Golob
Its:	Manager

EXHIBIT A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Barracuda Networks, Inc. may be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 12, 2014

FRANCISCO PARTNERS, L.P.

By:	Francisco Partners GP, LLC
Its:	General Partner

By:	/s/ David R. Golob
Name:	David R. Golob
Its:	Manager

FRANCISCO PARTNERS FUND A, L.P.

By:	Francisco Partners GP, LLC
Its:	General Partner

By:	/s/ David R. Golob
Name:	David R. Golob
Its:	Manager

FP ANNUAL FUND INVESTORS, LLC

By:	Francisco Partners Management, LP
Its:	Manager

By:	/s/ David R. Golob
Name:	David R. Golob
Its:	Partner

FRANCISCO PARTNERS III, L.P.

By:	Francisco Partners GP III, L.P.
Its:	General Partner

By:	Francisco Partners GP III Management, LLC
Its:	General Partner

By:	/s/ David R. Golob
Name:	David R. Golob
Its:	Manager

FRANCISCO PARTNERS PARALLEL FUND III, L.P.

By:	Francisco Partners GP III, L.P.
Its:	General Partner

By:	Francisco Partners GP III Management, LLC
Its:	General Partner

By:	/s/ David R. Golob
Name:	David R. Golob
Its:	Manager